UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PORTAGE BIOTECH INC.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

G7185A102

(CUSIP Number)

Pinetree Capital Ltd.

The Exchange Tower

130 King Street West, Suite 2500

Toronto, Ontario, Canada M5X 2A2

Telephone: (416) 941-9600

Attention: Gerry Feldman

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

January 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. G7185A102

1	names of reporting persons Pinetree Resource Partnership
2	check the appropriate box if a member of a group (See Instructions) (a) (b)
3	sec use only
4	source of funds (See Instructions) WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 8,816,564 (See Items 2 and 5)
	9	sole dispositive power 0 (See items 2 and 5)
	10	shared dispositive power 8,816,564 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 8,816,564 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 4.3% (See items 2 and 5)
14	type of reporting person (See Instructions) PN

Page 2 of 11 pages

CUSIP No. G7185A102

1	names of reporting persons Pinetree Capital Investment Corp.
2	check the appropriate box if a member of a group (See Instructions) (a) (b)
3	sec use only
4	source of funds (See Instructions) WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 8,816,564 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 8,816,564 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 8,816,564 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 4.3% (See item 5)
14	type of reporting person (See Instructions) Co

Page 3 of 11 pages

CUSIP No. G7185A102

1	names of reporting persons Emerald Capital Corp.
2	check the appropriate box if a member of a group (See Instructions) (a) (b)
3	sec use only
4	source of funds (See Instructions) WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization Alberta, CANADA

	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 8,816,564 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 8,816,564 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 8,816,564 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 4.3% (See item 5)
14	type of reporting person (See Instructions) Co

Page 4 of 11 pages

CUSIP No. G7185A102

1	names of reporting persons Pinetree Capital Ltd.
2	check the appropriate box if a member of a group (See Instructions) (a) (b)
3	sec use only
4	source of funds (See Instructions) WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 8,816,564 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 8,816,564 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 8,816,564 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 4.3% (See item 5)
14	type of reporting person (See Instructions) Co

Page 5 of 11 pages

This Amendment No. 10 (this "Amendment") amends the Statement on Schedule 13D filed on April 27, 2006 (the "Schedule 13D"), as previously amended by Amendment No. 1 thereto, filed on May 5, 2006, Amendment No. 2 thereto, filed on September 23, 2009, Amendment No. 3 thereto (on Schedule 13G), filed on November 25, 2009, Amendment No. 4 thereto (on Schedule 13G), filed on February 5, 2010, Amendment No. 5 thereto, filed on April 12, 2010 (“Amendment No. 5”), Amendment No. 6 thereto, filed on September 29, 2010, Amendment No. 7 thereto, filed on November 6, 2012, Amendment No. 8 thereto, filed on January 8, 2013 and Amendment No. 9 thereto, filed on January 31, 2014, by Pinetree Resource Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash. All capitalized terms used but not defined herein shall have the meanings assigned to them in Amendment No. 5. Except as provided herein the Schedule 13D (as previously amended) is unmodified.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being filed by Pinetree Resource Partnership, a general partnership formed under the laws of Ontario (“Pinetree Resource”), and by Pinetree Capital Ltd. (“Pinetree Capital”), a corporation formed under the laws of the Province of Ontario, Canada. This Schedule 13D is also being filed by Pinetree Capital Investment Corp., a corporation organized under the laws of Ontario, Canada (“PCIC”), and Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada (“Emerald”). PCIC holds 99.99% of the outstanding equity interests of Pinetree Resource and Emerald holds 0.01% of the outstanding equity interests of Pinetree Resource. Pinetree Capital is the parent company and holds 100% of the outstanding capital stock of each of PCIC and Emerald. The principal businesses of Pinetree Capital, Pinetree Resource, PCIC and Emerald are private investment. The address of the business and principal office of each of Pinetree Resource, Pinetree Capital, PCIC and Emerald is The Exchange Tower, 130 King Street West, Suite 2500, Toronto, Ontario M5X 2A2, Canada.

(d)	During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 11 pages

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Pinetree Resource, Pinetree Capital, PCIC and Emerald are set forth on Annex A hereto.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 8,816,564 Common Shares (the “PR Shares”), representing approximately 4.3% of the number of Common Shares outstanding. The PR Shares include 1,500,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring March 29, 2015. According to a report on Form 6-K filed by the Company on November 28, 2014, the Company had a total of 205,275,791 Common Shares outstanding at September 30, 2014.

(b)	By virtue of Pinetree Resource’s direct ownership of the PR Shares and Pinetree Capital, PCIC and Emerald’s ownership and control of Pinetree Resource, Pinetree Capital, PCIC, Emerald and Pinetree Resource may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

(c)	Pinetree Resource effected the following transactions in the Company’s securities in the sixty days prior to this Amendment No. 10:

Date	Securities sold	Securities purchased	Price per Unit	Nature of Transaction
December 9, 2014	33,000		$0.0800	Open market sale
February 5, 2014	123,543		$0.0900	Open market sale
February 6, 2014	60,000		$0.0900	Open market sale

(d)	Not applicable.

(e)	January 29, 2015.

[Signature page follows]

Page 7 of 11 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

PINETREE INCOME PARTNERSHIP

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	Chief Financial Officer

EMERALD CAPITAL CORP.

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	Chief Financial Officer

PINETREE CAPITAL LTD.

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	VP Corporate Development and Chief Financial Officer

Page 8 of 11 pages

Annex A

Executive Officers and Directors

Pinetree Capital Ltd.

Name	Principal Occupation or Employment and Business Address

Richard Patricio Canadian citizen	Chief Executive Officer and Vice President, Legal & Corporate Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Gerry Feldman Canadian citizen	Vice President, Corporate Development and Chief Financial Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Bruno Maruzzo Canadian citizen	Director of Pinetree Capital Principal of Technoventure Inc., a business consulting company 800 Petrolia Road, Unit 15 Toronto, Ontario, M3J 3K4, Canada

Ron Perry Canadian citizen	Director of Pinetree Capital Principal of Briolijor Corporation, a business consulting company 28 Appleglen Hudson, Quebec, J0P 1H0, Canada

Gerry Goldberg Canadian citizen	Director of Pinetree Capital Partner of Schwartz Levitsky Feldman, LLP 1167 Caledonia Road Toronto, Ontario M6A 2X1, Canada

Andrew Fleming Canadian citizen	Director of Pinetree Capital Senior Partner, Ogilvy Renault Royal Bank Plaza, South Tower 200 Bay Street, Suite 3800 Toronto, Ontario, M5J 2Z4, Canada

Marshall Auerback Canadian citizen	Director of Pinetree Capital Independent Businessman 817 Pearl Street Denver, CO 80203 USA

Page 9 of 11 pages

Pinetree Resource Partnership

Name and Citizenship	Principal Occupation or Employment and Business Address

Gerry Feldman Canadian citizen

Authorized Signing Officer of Pinetree Resource

Vice President, Corporate Development and Chief Financial Officer of

Pinetree Capital Ltd.

The Exchange Tower

130 King Street West, Suite 2500

Toronto, Ontario, M5X 2A2, Canada

Richard Patricio Canadian citizen

Authorized Signing Officer of Pinetree Resource

Chief Executive Officer and Vice President, Legal & Corporate

Pinetree Capital Ltd.

The Exchange Tower

130 King Street West, Suite 2500

Toronto, Ontario, M5X 2A2, Canada

Pinetree Capital Investment Corp.

Name	Principal Occupation or Employment and Business Address

Richard Patricio Canadian citizen	Director and President Chief Executive Officer and Vice President, Legal & Corporate Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Gerry Feldman Canadian citizen

Director and Chief Financial Officer

Vice President, Corporate Development and Chief Financial Officer of

Pinetree Capital Ltd.

The Exchange Tower

130 King Street West, Suite 2500

Toronto, Ontario, M5X 2A2, Canada

Page 10 of 11 pages

Emerald Capital Corp.

Name	Principal Occupation or Employment and Business Address

Richard Patricio Canadian citizen	Director and President Chief Executive Officer and Vice President, Legal & Corporate Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada
Gerry Feldman Canadian citizen	Chief Financial Officer Vice President, Corporate Development and Chief Financial Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Page 11 of 11 pages